April 22, 2022

Private & Confidential

Ms. Kuldip Biring

305 - 2770 Sophia St.

Vancouver, BC

V5T 0A4

Re:	Offer of Employment as Director of Operations

Dear Ms. Kuldip Biring,

We are very pleased to offer you full time employment with Blender Bites Ltd. (the "Company") effective May 2, 2022 (the "Effective Date"). Please carefully review the terms of this letter agreement (the "Agreement"), which will be your employment agreement with the Company. A description of the primary responsibilities of your position is set out below in Appendix "A" to this Agreement. The terms of your employment will be as follows:

1. Position: You will be employed by the Company in the position of Director of Operations, reporting to the Chief Executive Officer or his or her designate. Due to the nature of the Company's services, the Company may change your title,the person you report to or the group you work in by giving you one week's notice. Any such change will not havethe effect of a demotion or a reduction in your compensation.

2. Duties and Responsibilities: You will perform or fulfil all the duties and responsibilities of your position, subject to applicable law, as well as such other or different duties, responsibilities and directions the Company gives you from time to time. During your employment you will devote the whole of your working time, attention and abilities to your duties and you agree to give the Company the full benefit of your knowledge, expertise, skill and ingenuity. You also agree to comply with all applicable policies of the Company, as established and amended from time to time, and exercise the degree of care, diligence and skill that a reasonable person would exercise in similar circumstances. The Company reserves the right to change its policies from time to time upon providing you with notice of the change. It is your responsibility to remain familiar with the Company's policies and procedures.

3. Term: This Agreement shall be effective from the Effective Date and shall continue in effect until terminated in accordance with the terms of this Agreement.

4. Base Pay: You will earn an annual salary in the amount of CAD $120,000 per annum, less statutory and other required deductions, paid to you bi-monthly in 24 instalments (the "Base Pay"). Your Base Pay will be reviewed by the Company annually on the basis of your performance and that of the Company. As a management position, your Base Pay is compensation for all hours of work and you are ineligible for overtime pay.

5. Stock Options: You will be entitled to participate in the Company's stock option incentive plans that the Company may have in place from time to time, subject to the terms of such plans. The grant of any incentive stock options will be at the sole discretion of the Company's board of directors.

In connection with entering into this Agreement and the acceptance of employment with the Company, you will be entitled to a one time grant of stock options ("Incentive Options") entitling you to acquire up to 75,000 common shares of the Company at the closing market price of the Company's common shares on the Canadian Securities Exchange on the trading date prior to the grant of such Incentive Options, and such options will expire 24 months after the date of such grant. Such Incentive Options shall vest and become exercisable in four equal tranches of 18,750 Incentive Options over a period of twelve (12) months, with the first tranche vesting on the date which is three (3) months from the Effective Date, and the remaining tranches vesting every three (3) months thereafter.

6. Discretionary Bonus Compensation: You will be eligible to participate in the Company's discretionary bonus plan at a target rate of 15% of you base annual salary. Targets, milestones, individual and corporate performance, and any bonus awards will be determined by the Company in its sole and absolute discretion. The Company may amend or discontinue its bonus plans at any time upon providing written notice. Your annual bonus target and goals will be reviewed and determined within your first 3 months of employment. If awarded, bonus payments will be based on the fiscal year end of the Company and pro-rated to reflect the period in which you were employed by the Company.

Your eligibility for a bonus ends on the date you give or receive notice of termination of employment for any reason (including resignation or termination by the Company) and you are not eligible for any bonus payment during any period of termination notice, whether required by this letter agreement or the "common law".

7. Benefits: You will be eligible to participate in applicable group employee benefits plans such as the Company offers its employees from time to time (the "Employee Benefits"), subject to the terms of the plans, as established or amended from time to time.

8. Vacation Entitlement: You will be eligible to four (4) weeks annual vacation with pay, pro-rated for any partial year of employment. Your vacation must be taken at a time or times acceptable to the Company and approved by the CEO, with one (1) week to be taken between December 22nd and January 2nd, or as otherwise determined by the CEO. It is your responsibility to ensure that you use your accrued vacation within the time mandated by the Company's vacation policy. Notwithstanding your entitlement to four (4) weeks' vacation, any vacation pay required on non-Base Pay will be calculated and paid at the minimum rate required by applicable provincial employment standards legislation. Should you leave employment for any reason, prior to earning the vacation time taken, the outstanding vacation pay will be deducted from your last paycheque.

9. Sick & Personal Days: You will be entitled to up to three (~~6~~ 3) paid sick /personal days per annum, pro-rated for any partial year of employment. Sick and personal days have no cash value and will not be paid out upon termination of employment or for any other reason.

10. Phone Stipend: You will be eligible for a discretionary phone stipend of $100 per month, equally split between each semi-monthly pay. The Company may amend or discontinue its phone stipend plans at any time upon providing written notice. This may be a taxable benefit to you.

11. Laptop: We will provide you with a laptop and relevant software for business use only.

12. Business Expenses: The Company will reimburse you for all pre-authorized travel and out-of-pocket expenses actually, exclusively and necessarily incurred by you in connection with your duties, provided you furnish statements with accompanying receipts or vouchers for all such expenses to the Company.

13. Travel: Your normal place of employment is located in Metro Vancouver, British Columbia. You may be required to work at other sites outside Metro Vancouver and travel as directed by the Company from time to time.

14. Loyalty to the Company: Throughout your employment you will well and faithfully serve the Company and use your best efforts to promote the business of the Company. You will act honestly and in good faith in the best interests of the Company at all times. During your employment with the Company, you will not engage in any business or activity that is contrary to, or detracts from, the performance of the business of the Company. You will not engage in any other employment without the written consent of the Company.

15. No Personal Benefit: You will not receive or accept for your own benefit or for any other person's benefit, directly or indirectly, any commission, rebate, discount, gratuity or profit from any person doing or proposing to do business with the Company, without the prior written approval of the Company. You agree to carefully comply with all code of ethics and conduct policies as in effect from time to time.

16. Confidentiality: You acknowledge that as the Company's Director of Marketing, you will hold a position of trust within the Company and will be provided with detailed confidential information concerning the business and affairs of the Company, including, without limitation, information received by the Company from third parties, technical information, financial and other reports, know-how, business strategies, whether in the form of records, files, correspondence, notes, data, information, digital data or any other form, including copies or excerpts thereof (hereinafter collectively referred to as "Confidential Information"), the disclosure of any of which to the general public would be highly detrimental to the Company's best interests. You further understand and acknowledge that the right to maintain the confidentiality of Confidential Information, and the right to preserve the Company's goodwill, constitute proprietary rights which the Company is entitled to protect. By executing this Agreement, you agree that you will, during your employment with the Company, and at all times thereafter: (a) hold all Confidential Information that your receive in trust for the sole benefit of the Company and in strictest confidence, (b) protect all Confidential Information from disclosure and not take any action that could reasonably be expected to result in any Confidential Information losing its character as Confidential Information, and will take all lawful action necessary to prevent any Confidential Information from losing its status as Confidential Information; and (c) except as required in the course of performing your duties and responsibilities under this Agreement, neither: (i) use, publish, disseminate or otherwise directly or indirectly disclose any Confidential Information to any third party; nor (ii) use Confidential Information for any purpose without the written consent of the Company, which consent may be withheld in the Company's absolute discretion. The restrictions on your use or disclosure of Confidential Information shall continue following the termination of your employment with the Company, regardless of the reasons for or manner of such termination.

17. Probation Period: You will be subject to a probation period for the first three (3) months of your employment (the "Probationary Period") during which the Company will evaluate your performance and suitability for continued employment in its sole and absolute discretion. If not satisfied with any aspect of your employment during this period, the Company may extend the Probationary Period, take other corrective action, or terminate your employment. If your employment is terminated by the Company during the first three (3) months of the Probationary Period, you will not be entitled to receive any notice, pay in lieu of notice or any other compensation of any kind.

18. Resignation: You agree to provide the Company with two weeks' prior written notice of your resignation (the "Resignation Period"), and that the Company may, in its sole discretion, waive the Resignation Period and end your employment immediately by payment of the Base Pay you would have earned during the remainder of the Resignation Period, and any other amounts required by applicable provincial employment standards legislation.

19. Termination for Just Cause or Death: The Company may terminate your employment at any time for Just Cause (as defined below). You will not be entitled to receive any further pay or compensation except for accrued pay, if any, earned prior to the date of termination of your employment. "Just Cause" includes, without limitation, but subject to applicable provincial employment standards legislation, breach of this Agreement and the usual meaning of just cause at common law or under the laws of British Columbia. In addition, this Agreement will automatically terminate upon death, without any required notice or termination or payment in lieu of notice. In either case, the Company shall have no further obligation to you or your estate except for payment of all amounts due and owing up to the date of termination including accrued but unpaid Base Pay, accrued but unused vacation, unreimbursed expenses and any ongoing obligations with respect to the Incentive Options (in the case of your death).

20. Termination Without Just Cause: The Company may terminate your employment without cause at any time upon providing you with written notice of the termination of your employment, or Base Pay in lieu of notice, or a combination of notice and Base Pay in lieu of notice, in the following amount:

(a) one (1) month severance after three (3) consecutive months of employment;

(b) three (3) months' severance after twelve (12) consecutive months of employment; or

(c) four (4) months' severance after three (3) consecutive years of employment, plus 1 additional week for each additional year of employment.

In addition, you will receive accrued but unused vacation pay, any statutory severance pay required by applicable provincial employment standards legislation (if applicable), and benefits continuation for the minimum period required by applicable provincial employment standards legislation (if applicable). You will not be entitled to receive any further pay or compensation as a result of the termination of your employment except for accruedpay,if any, earned prior to the date of termination of your employment and, for clarity, without limiting the foregoing, you will not be entitled to any bonus or pro rata bonus payment that has not already been paid to you by the Company.

In the event that the applicable provincial employment standard legislation provides you with superior entitlements upon termination of employment (minimum statutory entitlements) than provided for above, the Company shall provide you with your minimum statutory entitlements in substitution for your rights set out above.

21. No Implied Entitlement: Other than as expressly provided in this letter agreement, you will not be entitled to receive any further pay or compensation, severance pay, notice, pay in lieu of notice, incentives, benefits or damages of any kind. Regardless of any changes to the terms of your employment which may occur in the future, including any changes in status, position, duties or compensation, the termination provisions in this letter agreement will continue to be in force and effect for the duration of your employment with the Company.

22. Return of Company Property: Upon termination of your employment for any reason, you will promptly return to the Company all Company property in your possession or control, including all keys, pass cards, credit and ID cards, equipment, communications and computer devices, electronic files and storage devices, and written and confidential information, whether in paper or electronic form, and all copies or excerpts of such information, without retaining any copies or records of any confidential information whatsoever.

23. Notice Provisions: Except as otherwise expressly provided herein, all notices relating to this Agreement shall be in writing and either delivered by hand, courier service, email transmission or registered or certified mail and addressed as follows:

Kuldip Biring	305- 2770 Sophia Street
Vancouver, British Columbia, V5T 0A4

Email for service of Notice: kalbring@hotmail.com

The Company	Blender Bites Ltd.
Suite 800, 1199 West Hastings Street

Vancouver, British Columbia, V6E 3T5 Email for service of notice: chelsie@blenderbites.com

The addresses above may be changed by notice given in accordance with the provisions of this section. Any notice which is delivered by hand, courier service shall be effective when delivered and any notice which is sent by registered or certified mail shall be effective upon delivery as recorded on the receipt.

24. Entire Agreement: This letter agreement constitutes the entire agreement between you and the Company with respect to the subject matter herein and cancels and supersedes all previous invitations, proposals, letters, correspondence, negotiations, promises, agreements, covenants, conditions, representations and warranties with respect to the subject matter of this letter agreement. There is no representation, warranty, collateral term or condition affecting this letter agreement for which any Party can be held responsible in any way, other than as expressed in writing in this letter agreement. If any clause in this letter agreement is found by a court to be unenforceable, such clause shall be severed and the balance of letter agreement shall remain in full force and effect.

25. Laws: This Agreement will be construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein. The Company and you agree that if there is any dispute between you and the Company with respect to the rights of either party under this Agreement, such dispute will be resolved by final and binding arbitration before a sole arbitrator pursuant to the Arbitration Act of British Columbia.

26. Successors and Assigns: This Agreement shall not be assignable by either party unless the written consent of the other party has been obtained, provided, however, that the Company may assign this Agreement to any entity with which it is affiliated provided that such assignment shall not release the Company from its obligations hereunder. This Agreement shall ensure to the benefit and be binding upon theparties hereto, their respective heirs, executors, administrators, successors and permitted assigns.

27. Severability: In the event that any provision or parts of this Agreement will be deemed void or invalid, the remaining provisions or parts will be and remain in full force and effect.

28. Currency: All amounts expressed herein are in Canadian dollars unless otherwise noted and all payments hereunder are subject to all applicable and required deductions.

29. Legal Advice: You understand that by executing this Agreement, you accept and agree to be bound by its terms and conditions. You acknowledge that you are signing this Agreement freely and voluntarily have had an opportunity to review, understand and seek independent legal advice as to the meaning of the above provisions.

[Signature page follows.]

To accept this offer, please sign and date the enclosed copy of this letter and return it to Chelsie Hodge, Chief Executive Officer, at chelsie@blenderbites.com by no later than Friday April 25th , 2022 at 9:00 a.m. (Vancouver time). If you have any questions, please do not hesitate to call Chelsie at 604.802.3879.

Kal, we are excited about having you join our team, and look forward to working with you to grow and strengthen our business.

Yours truly,

I have read, understand and voluntarily accept the terms and conditions of my employment as set out above:

 April 22, 2022
Date

Blender Bites

Job Description: Director of Operations

Main Job Duties:

1. Enhances and manages the entire plant operations production process:

a. Plans, directs, organizes and evaluates daily operations for greater efficiencies

b. Develops written operational policies and procedures

c. Ensures product specifications and controls are adhered to in the production process

d. Increase efficiency of plant operations by recommending and implementing new procedures, new technology/equipment, and new processes to increase efficiency, increase revenue, cost containment and reduce redundancy

2. Develops and manages a production schedule:

• Adheres to a production budget

• Analyzes production data. Develops production milestones and metrics (Key performance indicators) for the production processes

• Oversees the overall project pipeline and volume of work

• Liaises with the team of operators to ensure production timeliness and quality

• Ensures the consistent workflow of all production processes, troubleshoots any interruptions in production processes

3. Organizes and maintain inventory levels of raw materials and finished products:

a. Maintains inventory levels to ensure continuous workflow

b. Assists in developing and maintaining an inventory budget

c. Negotiates with supply and equipment vendors for preferred pricing and services

4. Manages freight and shipping of raw and finished products:

a. Maximizes efficiencies to reduce cost and maintain time frames for freight and shipping.

b. Sets up and manages all logistics for the delivery of raw materials to the plant and the distribution of product to the end user.

5. Sources and procures raw materials:

a. Sources new ingredients with the objectives of brand differentiators, cost containment and being innovative with product materials

6. Source new manufacturing facilities:

a. Oversees the relocation project to a new manufacturing facility

b. Manages all insurance, relocation and plant set up logistics

7. Coordinates the repair and maintenance of machines, equipment, consumables/inventory and tools:

a. Develops and coordinates machines and equipment maintenance schedule with minimal delays in operations

8. Recommends and implements greater efficiencies in production systems, processes, and methods of work:

a. Critically analyzes processes, maximizes productivity, and minimizes waste or redundancy in all processes

b. Identifies and implements greater efficiencies in operational processes, workflow and operator production work practices

c. Recommends new technology, equipment, machinery and/or tools that could aid in greater production efficiency.

d. Stays current with advancements in related industry

9. Prepares management reporting:

a. Produces management reporting as required: Production schedule and budgets, Weekly status reports

b. Maintains company systems with current and accurate data

c. Uses available data to inform decision making

10. Coordinates with internal teams: Marketing, Quality Control, Finance (others) to share relevant operational data